SECURI 06009365 ION

SEC MAIL RECEIVED 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 66837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/05 (MM/DD/YY) AND ENDING 4/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17-18 Old Bond Street
(No. and Street)

London (City) United Kingdom (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick Marron 914-632-8400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO

Title

Notary Public

JULIE FORCIER
Notary Public, State of New York
No. 01FO6103352
Qualified in New York County
Commission Expires December 22, 20 07

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Leisure Partners, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended April 30, 2006

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Global Leisure Partners, LLC

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (A Limited Liability Company and a Subsidiary of Global Leisure Partners, LLP) as of April 30, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of April 30, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
June 22, 2006

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2006

ASSETS

Cash and cash equivalents	$881,184
Prepaid expenses	2,303
Total	$883,487

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$392,625
Accrued expenses and other liabilities	64,436
Due to affiliates	60,643
Total liabilities	517,704
Commitments and contingencies	
Member's equity	365,783
Total	$883,487

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2006

Revenue:	
Advisory fees	$872,500
Interest income	6,139
Other income	667
Total	879,306
Expenses:	
Compensation, including benefits	442,539
Occupancy	19,684
Professional fees	184,263
Communications and research	6,291
Dues and membership fees	6,387
Insurance	2,154
Supplies	7,205
Total	668,523
Net income	$210,783

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2006

Balance, May 1, 2005	$ 25,000
Contributions	130,000
Net income	210,783
Balance, April 30, 2006	$365,783

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2006

Operating activities:	
Net income	$210,783
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(2,303)
Accrued compensation	392,625
Accrued expenses and other liabilities	64,436
Net cash provided by operating activities	665,541
Financing activities:	
Member contributions	130,000
Due to affiliates	60,643
Net cash provided by financing activities	190,643
Net increase in cash and cash equivalents	856,184
Cash and cash equivalents, beginning of year	25,000
Cash and cash equivalents, end of year	$881,184

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly-owned by Global Leisure Partners LLP (the "Parent"), a United Kingdom-based company. The Company engages in private placement of securities and also provides investment banking financial advisory and mergers and acquisition advice principally in the leisure industries. The Company was formed in March 1, 2004 and obtained membership in the NASD in August 2005.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Advisory fees are recorded when earned.

Cash and cash equivalents:

Demand deposits with banks and other highly liquid investments with maturities of three months or less are considered to be cash and cash equivalents. At April 30, 2006, cash and cash equivalents consisted primarily of two accounts at United States Trust Company, N.A. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At April 30, 2006, the Company had cash balances in excess of Federally insured limits in the amount of $781,184.

Income taxes:

The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

Note 2 - Summary of significant accounting policies (concluded):

Professional fees:

Professional fees consisted mainly of legal, accounting and auditing fees. Legal fees are sometimes incurred in connection with the advisory services the Company provides to its clients.

Note 3 - Related party transactions:

The Parent and the Company entered into a management and expense sharing agreement. Under this arrangement, the Parent allocates certain operating expenses, including occupancy expenses, professional expenses and administrative services, to the Company. These allocated expenses are included in the accompanying statement of income. In addition, the Company pays the rent of its New Jersey office, which is subject to a lease with one of the members of the Parent, and reimburses another member of the Parent a portion of the rent of the Kentucky office.

Note 4 - Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Net capital requirements:

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. At April 30, 2006, the Company had net capital of $363,480, which was $298,767 in excess of its required net capital of $64,713. The Company's net capital ratio was 1.42 to 1.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION APRIL 30, 2006

Net capital:	
Total member's equity	$365,783
Deduct nonallowable assets and charges - prepaid expenses	2,303
Net capital	$363,480
Aggregate indebtedness:	
Accrued compensation	$392,625
Accrued expenses and other liabilities	64,436
Due to affiliates	60,643
Aggregate indebtedness	$517,704
Computation of basic net capital requirement:	
Net capital requirement (minimum) (greater of 12.5% of aggregate indebtedness or $5,000)	$ 64,713
Excess of net capital	$298,767
Excess net capital at 1,000%	$311,710
Ratio of aggregate indebtedness to net capital	1.42 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2005):	
Net capital, as reported in Company's Part IIA (Unaudted) Focus Report	$383,720
Adjustments - increase in accrued liabilities	(20,240)
Net capital per above	$363,480
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) Focus Report	$497,464
Adjustment - increase in accrued liabilities	20,240
Aggregate indebtedness per above	$517,704

See Report of Independent Public Accountants.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
APRIL 30, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Global Leisure Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Global Leisure Partners, LLC (A Limited Liability Company) as of and for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
June 22, 2006